SinoCoking Coal and Coke Chemical Industries, Inc.

Kuanggong Road and Tiyu Road 10th Floor,

Chengshi Xin Yong She, Tiyu Road, Xinhua District,

Pingdingshan, Henan Province, China 467000

May 9, 2012

United States Securities and

Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	SinoCoking Coal and Coke Chemical Industries, Inc. (the “Company”)

Form S-3

File Number 333-178325

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00p.m. on May 10, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC.

/s/ Jianhua Lv
Jianhua Lv
Chief Executive Officer